EXHIBIT 5.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Unit Holders, Sponsor and Trustee of

Tax Exempt Securities Trust:

We consent to the use of our report dated August 19, 2005, included herein, on the statements of assets and liabilities of Tax Exempt Securities Trust (comprised of National Trust 373 (Insured), National Trust 374 and New Jersey Trust 171), including the portfolios of securities, as of September 30, 2004, and the related statements of operations and changes in net assets for the period from September 10, 2003 (initial date of deposit) to September 30, 2004.

We also consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Prospectus.

New York, New York

August 19, 2005